Report from The President                                             Exhibit 19

Dear WTD Shareholders:

         For our second fiscal quarter which ended October 31, 1997, WTD Industries incurred a net loss of $198,000 or $.07 per share, compared to net income of $3,001,000 or $.21 per share for the same period in 1996. Second quarter net sales were $67.4 million, down 15 percent from the $79.2 million in the comparable period last year.

         For the six months ended October 31, 1997, the Company reported net income of $1,746,000 or $.05 per share, compared to net income of $5,095,000 or $.35 per share for the same period last year. Net sales were $136.3 million for the six months compared to $146.2 million in the prior year, down 7 percent.

         Lumber prices are substantially weaker than they were during the same quarter a year ago. Although lumber usage remains strong, reflecting the healthy economy and reasonable and stable interest rates, the domestic lumber market still suffers from overproduction, brought on in part by diminished export lumber and log markets.

         Also negatively impacting our second quarter sales has been the inability of the Union Pacific Railroad to provide adequate service to WTD and its other customers. We have been able to make alternate shipping arrangements in many instances, but shipments are lower than ordinary because of the inability to get enough railcars to satisfy demand.

         The labor  strike  at the  Company's  hardwood  mill  located  in South
Bend/Raymond, Washington, which commenced on October 29, 1997, remains in effect. The Company has continued to operate the facility, although at a lower rate of production, with employees that are not participating in the strike, replacement workers, and salaried personnel. In June of 1997 the Company had reached an impasse in negotiations with the local Woodworkers Union and in October the Company withdrew recognition of the Union as the bargaining agent of the employees based on notification by a majority of the employees at the mill that they no longer wanted to be represented by the Union. No other WTD employees are represented by this Union. No meetings with the Union have been scheduled.

         On the positive side, chip prices are now up substantially compared to a year ago. We continue to make progress developing our GREENWELD(R) line of business. We have now signed up our second licensee in the United States and our fingerjoint facility has received approval for horizontal applications in the United States for lumber made with the GREENWELD(R) process. We are now focused on obtaining the appropriate approvals for horizontal applications in Canada.

         During our Annual Meeting of Shareholders held on October 7, 1997, all three proposals voted on were approved. The recommended slate of directors was reelected, Moss Adams was ratified as independent auditors, and voting rights for certain control shares held by Quinault Corporation were restored. We appreciate your continued support.



                                                     Bruce L. Engel
                                                     President


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